June 16, 2011
VIA EDGAR
Mary A. Cole, Senior Counsel
Division of Investment Management
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:	Fidus Investment Corporation and Fidus Mezzanine Capital, L.P. Registration Statement on Form N-2/N-5 (File Nos. 814-00861; 333-172550)
     On behalf of Fidus Investment Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m. Eastern Time on Monday, June 20, 2011, or as soon thereafter as is practicable.
     The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     Should you have any questions concerning this request, please contact me at (847) 859-3940 or our counsel, Jonathan H. Talcott at Nelson Mullins Riley & Scarborough LLP at (202) 712-2806.

Sincerely,

FIDUS INVESTMENT CORPORATION

By: Name:	/s/ Edward H. Ross Edward H. Ross
Title:	Chairman and Chief Executive Officer
1603 Orrington Avenue, Suite 820, Evanston, IL 60201  •  Tel: 847.859.3940  •  Fax: 847.859.3953